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                      UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

                      SCHEDULE 13D


        Under the Securities Exchange Act of 1934
                (Amendment No. _______)




                   Sandwich Bancorp, Inc.
     --------------------------------------------------
                     (Name of Issuer)


                       Common Stock
      --------------------------------------------------
              (Title of Class of Securities)


                      800217101000
                  --------------------
                     (CUSIP Number)


                   John Sheldon Cark
               430 Park Avenue, Suite 1800
                New York, New York  10022
                     (212) 319-0881
     -------------------------------------------------
      (Name, address and telephone number of person authorized to receive notices and communications)


                   October 22, 1997
  ------------------------------------------------------
  (Date of event which requires filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [   ]

Check the following box if a fee being paid with the statement[]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

"The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                          SCHEDULE 13D

CUSIP No. 800217101000                         Page 2 of 5 Pages

1.  Name of reporting person S.S. or I.R.S. Identification No.
    of the above person.

    John Sheldon Clark
    ####-##-####

2.  Check the appropriate box if a member of a group:
        (a)  [   ]
        (b)  [   ]

3.  SEC use only:



4.  Sources of funds:  PF

5.  Check box if disclosure of legal proceedings is
    required pursuant to Items 2(d) or 2(e):  [   ]

6.  Citizenship or place of organization:  United States

Number of        7.    Sole Voting Power:  102,120 shares
shares
beneficially     8.    Shared Voting Power:
owned by
each             9.    Sole Dispositive Power:  102,120 shares
reporting
person with     10.    Shared Dispositive Power:

11. Aggregate amount beneficially owned by each reporting person:
    102,120 shares

12. Check box if the aggregate amount in Row (11) excludes certain shares: [ ]

13. Percent of class represented by amount in Row (11):
    5.0%

14. Type of reporting person:  IN
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                                               Page 3 of 5 Pages
Item 1.  Security and Issuer.

     The title of the class of equity securities to which this statement relates is Common Stock of Sandwich Bancorp Inc. (the Company). The address of the principal executive office of the Company is 100 Old Kings Highway, Sandwich, Massachusetts 02563.

Item 2.  Identity and Background.

     The name, address and background of the person filing this statement is as follows:

    (a)  John Sheldon Clark

    (b)  Residence address:  6102 East Mockingbird, #622,
                             Dallas, Texas  75214

    (c)  Office address;  430 Park Avenue, Suite 1800
                          New York, N.Y.  10022

    (d)  Present principal occupation:  individual investor.

    (e) Report Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  The reporting person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     The source of funds used or to be used in making purchases of securities is personal funds of John Sheldon Clark and personal funds of his wife, Marguerite J. Clark, and funds of a Charitable Foundation, and Trust funds; no part of the consideration obtained for the purpose of acquiring, holding, trading or voting the securities is or will be borrowed. The total consideration for the 23,500 shares acquired personally to date by Mr. Clark is $514,175.00. To date, personal funds of Marguerite J. Clark were used to purchase shares; funds of Clark Family Foundation, Inc. were used to purchase shares; funds in the three Trusts entitled "Trust under the Will of Charles M. Clark, Jr." were used to purchase shares.
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                                               Page 4 of 5 Pages
Item 4.  Purpose of Transaction.

     The acquisition of Common Stock to which this statement relates has been made for investment. Mr. Clark will continuously evaluate the business, financial conditions and prospects of the Company, as well as conditions in the economy and the banking industry in general, with a view toward determining whether to hold, decrease or add to his investment in Common Stock.

Item 5.    Interest in Securities of the Issuer.

     The Company has reported 1,987,000 shares issued and outstanding for the quarter ended June 30, 1997.

     (a)(1)  Mr. Clark perosnally owns 23,500 shares of Common
Stock.

     (a)(2) Mr. Clark is Trustee of three Trusts entitled "Trust under the Will of Charles M. Clark, Jr. and these three Trusts own 71,620 shares of Common Stock. As Trustee, he is empowered to buy and sell shares for these Trusts and to vote said shares. However, Mr. Clark does not own the shares; the Trust own the shares.

     (a)(3) Mr. Clark is President of a Charitable Foundation entitled Clark Family Foundation, Inc. and said Foundation owns 5,000 shares of Common Stock. As President, he is empowered to buy and sell shares for this Foundation and to vote said shares. However, Mr. Clark does not own the shares; the Foundation owns the shares.

     (a)(4) Mrs. Marguerite J. Clark personally owns 2,000 shares of Common Stock. Mr. Clark is the husband of Mrs. Clark and has a beneficial interest in Mrs. Clark's 2,000 shares.

     (b) Therefore, Mr. Clark is empowered to vote 102,120 shares.

     (c)  During the 60 days preceding the filing of this report:

(1)  Mr. Clark purchased in his own name:

        09/04/97   1,000 shs.   $32.75 per sh.
        10/08/97   1,400 shs.   $37.375 per sh.

(2)  Two Trusts purchased a total of:

        09/04/97   2,000 shs.   32.50 per sh.
        09/04/97   6,000 shs.   32.625 per sh.
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                                               Page 5 of 5 Pages

     (d) No person other than John Sheldon Clark, Mrs. Marguerite J. Clark and Clark Family Foundation Inc. and the three Trusts mentioned above has any right to receive nor the power to direct the receipt of dividends from or the proceeds from the sale of the shares of the Common Stock beneficially owned by Mr. Clark.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Clark and any person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

     No exhibits.



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 22, 1997                /s/ John Sheldon Clark
----------------                -------------------------
Date                            John Sheldon Clark